Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile Welcomes Telecom Industry Veteran Dan Leech to its Sales Team

New hire will immediately fill sales gap created by unprecedented demand for SD7 across multiple verticals

Vancouver, BC – October 31, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced the addition of telecom industry veteran Dan Leech to the Company’s sales team.

Mr. Leech brings more than a decade of senior sales experience to his role at Siyata. Most recently, Leech served as Senior Account Manager for Motorola Solutions Inc., the global leader of public safety and enterprise security solutions. Previously, Mr. Leech was in senior sales roles at FirstNet® as well as Kyocera Corporation and Sonim Technologies Inc .

“We’re thrilled to bring a strong industry veteran like Dan onto our team. His deep understanding of both the push-to-talk (PTT) and land mobile radio (LMR) markets should prove invaluable as our growth accelerates and we continue to ramp sales of our PTT portfolio and specifically our game-changing SD7 rugged PoC device,” commented Siyata CEO Marc Seelenfreund. “We have gained solid footholds across a wide variety of industry verticals in recent months and expect to build substantial market share for the SD7 in the quarters ahead.”

SD7 sales are gaining traction across multiple verticals, including private security firms, police, emergency medical services (EMS), National Guard, school districts, hospitals/health clinics, a major theme park and  others, as trials of the SD7 continue to convert into commercial deployments of the SD7 and its companion products, the VK7 vehicle kit and SD7 Rapid Kit. The Company expects to receive repeat and new orders as customers roll out the products across their various business units.

To date, the SD7 has been certified and approved for use with several North American carriers including FirstNet® and AT&T Inc., Verizon Communications Inc., United States Cellular Corporation (UScellular™), ESChat and international channel customers including Logic Wireless Europe Ltd., WIRELESS ZETA TELECOMUNICACIONES, S.L. (“Azetti”), and TASSTA GmbH, with additional partnerships expected to be announced in the coming months.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References an. d links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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